[Atheros Communications, Inc. Logo]

Atheros Communications, Inc.

5480 Great America Parkway

Santa Clara, CA 95054

January 26, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington D.C. 20549

Attn:  Lynn Dicker

Re:   Atheros Communications, Inc.

Form 10-K for year ended December 31, 2004

Filed March 11, 2005

File No. 000-50534

Ladies and Gentlemen:

We have received the letter of December 8, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Staff’s review of the Form 10-K for the year ended December 31, 2004 filed by Atheros Communications, Inc. (the “Company”). We have set forth below our responses to the Staff’s comments in connection with the various issues raised in its letter. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures, page 39

1.	In future filings, please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Response: We will, in future filings, revise our disclosure concerning changes in internal control over financial reporting to indicate whether there were any significant changes in our internal control over financial reporting that occurred during the fourth quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Securities and Exchange Commission

January 26, 2006

Financial Statements, page F-1

Consolidated Statement of Operations, page F-4

2.	Please revise the statements of operations to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F.

Response: We respectfully submit to the Staff that SAB Topic 14F was issued after we had already filed our Form 10-K for the year ended December 31, 2004. Further, we understand that SAB Topic 14F essentially provides guidance related to the implementation of SFAS 123(R). We will revise the presentation of our Statements of Operations, to present expense for stock-based compensation in the same lines as cash compensation paid to the same employees in accordance with SAB Topic 14F, when we file our Form 10-Q for the quarter ended March 31, 2006, since we are required to implement SFAS 123(R) beginning in the first quarter of 2006.

Note 1. Summary of Significant Accounting Policies, page F-7

- Marketable Securities, page F-7

3.	Please tell us the accounting literature that you relied upon in classifying all investments in marketable securities as short-term, even though the stated maturity date may be one or more years beyond the balance sheet date. Please refer to paragraph 17 of SFAS 115.

Response: We supplementally refer the Staff to our disclosure in Note 1 under the sub-heading “Marketable Securities:”

“The Company views its available-for-sale portfolio as available for use in its current operations. Accordingly, the Company has classified all investments in marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date.”

Paragraph 17 of SFAS 115 states that:

“An enterprise that presents a classified statement of financial position shall report all trading securities as current assets and shall report individual held-to-maturity securities and individual available-for-sale securities as either current or noncurrent, as appropriate, under the provisions of ARB No. 43, Chapter 3A, “Working Capital – Current Assets and Current Liabilities.””

We believe that the above is consistent with ARB 43, Chapter 3A, Paragraph 4(f) where “marketable securities representing the investment of cash available for current operations” are specifically identified as being an example of a current asset.

* * *

Securities and Exchange Commission

January 26, 2006

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Atheros Communications, Inc.

By:	/s/ Jack R. Lazar
Jack R. Lazar
Vice President and Chief Financial Officer

cc:    Praveen Kartholy